Mail Stop 6010

January 16, 2008

A. Greig Woodring
Chief Executive Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, MO 63017

     Re: **Reinsurance Group of America, Incorporated**
            Definitive Proxy Statement
            Filed April 11, 2007
            File No. 001-11848

Dear Mr. Woodring:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: R. Randall Wang, Esq. (via facsimile)